DIRECT DIAL:212.451.2307

EMAIL: JSPINDLER@OLSHANLAW.COM

October 14, 2010

VIA EDGAR AND UPS

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Registration Statement on Form S-1
Initially filed May 14, 2010, as amended on June 18, 2010, July 15, 2010,
August 6, 2010, August 25, 2010 and September 8, 2010
File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the letter of comment dated September 10, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Del Global Technologies Corp. (the “Company”) and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 6 to Form S-1 (“Amendment No. 6”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 6. Our responses are numbered to correspond to your comments.

Limitation on Ability to Exercise Rights, page 3

1.	We note your response to prior comment 2 and reissue the comment with respect to your added disclosure in this section. Revise to clarify, if true, that shareholders must make the representation in the second bullet or follow the alternative procedures set forth in the third, fourth and fifth bullets.

Response: The Company has revised the prospectus to clarify that shareholders must make the representation set forth in the bullet point on page 3 beginning with “by purchasing shares of common…” or that in the alternative, shareholders must follow the procedures described in the following three bullets.

October 14, 2010

By participating in this offering and executing…, page 16

2.	Note that the reference in the first sentence of the penultimate paragraph of this section is not clear. Please revise to clarify, if true, that you will only reduce the amount of an oversubscription exercise by the minimum amount necessary to preserve your NOLs and capital loss carryforwards against future taxable income. Make corresponding clarifying changes to your disclosure in:

•	fifth bullet under “Limitation on Ability to Exercise Rights” on page 3;

•	the second-to-last sentence on page 16;

•	“Protection Mechanics” on page 24;

•	the eight bullet of exhibit 99.1;

•	the fourth-to-last sentence of the fourth bullet of exhibit 99.3;

•	the fourth-to-last sentence of the third paragraph of exhibit 99.4;

•	the fourth-to-last sentence of the third paragraph of exhibit 99.5; and

•	elsewhere as appropriate

Response: The Company has revised the prospectus and exhibits 99.1, 99.3, 99.4 and 99.5 to clarify that the Company will only reduce the amount of an oversubscription exercise by the minimum amount necessary to preserve the Company’s NOLs and capital loss carryforwards against future taxable income. Please see pages 3, 15, 16, 17, 23, 24, and 26 in the prospectus and exhibits 99.1, 99.3, 99.4 and 99.5

Attached as Exhibit A hereto is a letter from the Company containing the acknowledgments requested at the conclusion of the Comment Letter.

October 14, 2010

Please direct your questions or comments regarding the Company’s responses to the Comment Letter and Amendment No. 6 to the undersigned at (212) 451-2307. Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler
Jeffrey S. Spindler

Enclosure

cc:	Louis Rambo
John J. Quicke

Exhibit A

DEL GLOBAL TECHNOLOGIES CORP.

100 Pine Aire Drive

Bay Shore, New York 11706

October 14, 2010

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Registration Statement on Form S-1
Initially Filed May 14, 2010, as amended on June 18, 2010, July 15, 2010,
August 6, 2010, August 25, 2010 and September 8, 2010
File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the comment letter (the “Comment Letter”) of the Securities and Exchange Commission (the “Commission”) dated September 10, 2010, with regard to the above-referenced filing. Del Global Technologies Corp. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DEL GLOBAL TECHNOLOGIES CORP.

By:	/s/ John J. Quicke
Name:	John J. Quicke
Title:	President and Chief Executive Officer